FEDERATED ADVISER SERIES

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

October 16, 2018

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, DC 20549

RE:       FEDERATED ADVISER SERIES (the “Registrant” or the “Trust”)

Federated Hermes SDG Engagement Equity Fund (the “Fund”)

Class A Shares

Class C Shares

Class R6 Shares

Institutional Shares

1933 Act File No. 333-218374

1940 Act File No. 811-23259

Dear Mr. Cowan:

The Registrant is filing this correspondence to respond to comments of the Staff of the Securities and Exchange Commission (“Staff”) provided on September 25, 2018, regarding its Post-Effective Amendment No. 4 under the Securities Act of 1933 and Amendment No. 5 under the Investment Company Act of 1940 to the Registration Statement of the above-referenced Trust, with respect to the Fund, filed on August 17, 2018. Responses provided apply to both of the Fund’s Prospectuses and Statements of Additional Information.

PROSPECTUS

COMMENT 1. Form N-1A Facing Sheet

Please update the Registrant name from “Federated MDT Equity Trust” to “Federated Adviser Series” and add the ticker symbols to the EDGAR site when the ticker symbols are available.

RESPONSE:

The Registrant submitted a company update form to change the Registrant’s name on August 17, 2018 and it was accepted on August 20, 2018. On October 2, 2018, the Fund’s ticker symbols were added to the EDGAR site.

COMMENT 2. Prospectus Risk/Return Summary: Fees and Expenses

Since the Fund is a new portfolio, please add a footnote stating the Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

RESPONSE:

The Registrant will revise Footnote (2) as follows (deleted disclosure is stricken and new disclosure is underlined):

“~~Because the Classes are new,~~ “Acquired Fund Fees and Expenses” and “Other Expenses” are based on estimated amounts for the current fiscal year.”

COMMENT 3. Prospectus Risk/Return Summary: Fees and Expenses

Please delete Footnote (1) since the expenses disclosed are not currently charged by the Fund. This disclosure may be provided in Item 12 of the Fund’s prospectus.

RESPONSE:

The Registrant confirms that the Distribution Rule 12b-1 Fee (12b-1) for the Fund’s Class A Shares and the shareholder services/account administration fee (SSF/AAF) for the Fund’s Institutional Shares are “dormant” (collectively, the “Dormant Fees”). While the Dormant Fees have been approved by the Fund’s Board of Trustees (the “Board”), these Dormant Fees will not be incurred or charged unless and until they are approved to be activated by the Board, including a majority of the Independent Trustees, and followed by appropriate notification to shareholders, including (as necessary) a supplement to the prospectus fee table.

Respectfully, the Registrant believes that the presentation of the Dormant Fees in the respective footnotes is consistent with Instruction 3(d)(i) to Item 3 of Form N-1A and is material information for Fund investors. The Fund does not, and cannot, include the Dormant Fees in the fee table itself.

However, in fairness to investors, the Registrant believes that it is important to identify in a footnote that: (1) Dormant Fees have been approved by the Board, (2) provide the maximum allowable fee amount, as applicable and (3) disclose that the Dormant Fees are not currently being charged and will not be incurred or charged until approved to be activated by the Board. Therefore, the Registrant respectfully declines to make any changes in response to this comment.

COMMENT 4. Prospectus Risk/Return Summary: Fees and Expenses

In Footnote (2), please delete the phrase “Because the Classes are new.” This disclosure is not permitted unless there is an expense component that is unique to the new class. Here, the Fund is a new portfolio; therefore, “Other Expenses” are not estimated due to new classes.

RESPONSE:

As noted above in the response to Comment 2, the Registrant will revise Footnote (2) as follows (deleted disclosure is stricken and new disclosure is underlined):

“~~Because the Classes are new,~~ “Acquired Fund Fees and Expenses” and “Other Expenses” are based on estimated amounts for the current fiscal year.”

COMMENT 5. Prospectus Risk/Return Summary: Fees and Expenses

In Footnote (3), please explain what the “voluntary waivers” are and how they are different than the “Fee Limit”.

RESPONSE:

The Registrant confirms that the Fund’s Adviser and certain of its affiliates have, on their own initiative, committed to waive certain amounts of their respective fees and/or reimburse expenses up to the later of December 1, 2019 or the date of the Fund’s next effective prospectus (the “Termination Date”) so that total annual fund operating expenses paid by the Fund’s IS class (after the voluntary waivers and/or reimbursements) will not exceed 0.94% (the “Fee Limit”).

The “voluntary waivers and/or reimbursements” referenced above are the same fee waiver and/or expense reimbursement arrangement as discussed in Footnote 3 and the Fee Limit is the threshold for total fund operating expenses under these very same fee waiver and/or expense reimbursement arrangements.

COMMENT 6. Prospectus Risk/Return Summary: Fees and Expenses Example

Confirm that the expense waiver affects only the calculation for the one year example.

RESPONSE:

The Registrant confirms that the expense waiver is not reflected in the calculations for any of the example numbers. The example calculations are based on gross expenses.

COMMENT 7. Prospectus Risk/Return Summary: Fees and Expenses Example

Since the Fund is a new portfolio, complete only the 1 Year and 3 Years periods of the Example.

RESPONSE:

The Registrant has removed the 5 Years and 10 Years columns.

COMMENT 8. Prospectus Risk/Return Summary: Fees and Expenses Portfolio Turnover

Please add a statement to the Portfolio Turnover disclosure that there is no portfolio turnover yet because the Fund is new.

RESPONSE:

The Registrant will add the following as the final sentence in the Portfolio Turnover statement:

“The Fund is a new fund, has not yet completed its first fiscal year of operation and has no portfolio turnover yet to report.”

COMMENT 9. What are the Fund’s Main Investment Strategies?

We note the following disclosure: “The Adviser intends to invest in small- and mid-capitalization companies that it believes will implement best in class UN Sustainable Development Goals practices already in use in large capitalization companies. The Adviser will utilize bottom-up analysis to identify those businesses with the best opportunity for improvement in areas such as education, water, and energy conservation.” Please explain how the Adviser selects businesses that satisfy these criteria.

RESPONSE:

The Registrant’s adviser or sub-adviser (as applicable, the “Adviser”) conducts bottom-up analyses of businesses’ impacts through their respective supply chains, direct operations, products and services in order to assess whether each company has the potential to contribute to positive societal impact aligned to the United Nations Sustainable Development Goals (“SDG Goals”). The Adviser also will seek to identify companies that would be receptive to or benefit from active corporate engagement designed to contribute to the United Nations Sustainable Development Goals.

In response to the comment, the Registrant will revise the relevant disclosure as follows (deleted disclosure is stricken and new disclosure is underlined):

“The Adviser intends to invest in small- and mid-capitalization companies that it believes will implement best in class UN Sustainable Development Goals practices ~~already in use in large capitalization companies~~. The Adviser will utilize bottom-up analysis of companies’ respective supply chains, direct operations, products and services to identify those businesses with the best opportunity for improvement in areas such as education, water, and energy conservation.”

COMMENT 10. What are the Fund’s Main Investment Strategies?

We note the Fund’s Portfolio Turnover disclosure. Please consider moving the disclosure regarding active trading risk to the risk sections of the Prospectus.

RESPONSE:

The disclosure related to the Fund’s active trading strategy and the related consequences is required by Instruction 7 to Item 9(b)(1) of Form N-1A. The Registrant complies with this Form N-1A requirement and, as a matter of complex-wide practice, includes the risks associated with an active trading strategy within the strategy discussion itself. In addition, the Registrant confirms that it provides appropriate risk disclosure in the Principal Risks section that is of consequence to shareholders of the Fund. Therefore, the Registrant submits that the risks of investing in the Fund are appropriately disclosed in both the description of the Fund’s principal investment strategies and the Principal Risks and respectfully declines to make the requested change.

COMMENT 11. What are the Main (or Principal) Risks of Investing in the Fund?

Please add disclosure to Sector Risk, briefly in Item 4 and in more detail in Item 9, to describe the risks associated with the specific industry sectors in which the Fund invests.

REPONSE:

The Fund’s investment strategy does not restrict its investments to a specific sector and the Fund is not targeting its investments in any particular sector. Although the Fund may from time to time have larger allocations to certain sectors, sector selection is not a principal driver of the Fund’s investment strategy. Therefore, the Registrant respectfully believes that its Sector Risk disclosure is consistent with its investment strategy and that no further risk disclosure is required.

To the extent that the Fund’s holdings suggest consistent, significant investment in a sector, the Fund would consider whether specific sector disclosure is warranted.

COMMENT 12. What are the Main (or Principal) Risks of Investing in the Fund?

We note the principal investment strategy only mentions the use of Futures Contracts. There is a corresponding securities description for Futures Contracts, but there is no risk identified related to futures. Please add a risk of investing in futures contracts.

RESPONSE: In response to the Staff’s comment, the Registrant has reviewed its risk disclosure and believes that the current disclosure under the “Risk of Investing in Derivative Contracts and Hybrid Instruments,” which corresponds with the securities description for futures contracts, adequately discloses the risks relating to investing in derivatives, including futures contracts. Accordingly, the Registrant respectfully declines to incorporate additional disclosure in response to this comment.

COMMENT 13. What are the Main (or Principal) Risks of Investing in the Fund?

We note the principal investment strategy does not specify the use of Hybrid Instruments which would require this risk to be disclosed.

RESPONSE: In response to this comment, the Registrant has reviewed the Fund’s use of hybrid instruments and determined that such investments are not intended to be a principal investment of the Fund. Therefore, the Registrant will delete the reference to “Hybrid Instruments” in its risk factor disclosures and in the Item 9 “Hybrid Instruments” security description under “Other Investments, Transactions, Techniques.” The Registrant confirms that Hybrid Instruments disclosure will remain in the SAI.

COMMENT 14. Performance: Bar Chart and Table

Please disclose to the Staff which broad-based securities market index the Fund intends to use.

RESPONSE:

The Registrant supplementally notes that the Fund’s broad-based securities market index is intended to be the MSCI All Country World SMID Index. The Registrant further notes that when the Fund has annual returns for at least one calendar year, the Fund will identify this index in its Prospectus as required pursuant to Item 4(b)(2) of Form N-1A.

COMMENT 15. What are the Fund’s Investment Strategies?

We reference the disclosure that the Fund “invests in small- and mid-capitalization companies.” Please disclose the capitalization ranges.

RESPONSE: The Registrant typically will invest in companies whose market capitalization range is within the MSCI All Country World SMID Index, which was approximately $11 million to $29 billion, as of September 28, 2018. In response to this comment, the Registrant will revise the relevant disclosure in the statutory prospectus section “What are the Fund’s Investment Strategies?” as follows (new disclosure is underlined):

“In seeking to achieve its objective, the Fund may invest in companies of all capitalizations; however, the Fund’s investment adviser or sub-adviser (as applicable, the “Adviser”) anticipates that the Fund will be primarily invested in equity securities and equity-related securities (such as depositary receipts) of small- and mid-capitalization companies in both the United States and foreign markets (including emerging markets). Small- and mid-capitalization companies will normally be defined as companies with market capitalizations similar to the constituents of the Fund’s benchmark, the MSCI All Country World SMID Index. As of September 28, 2018, the capitalization of companies included in the MSCI All Country World SMID Index ranged from approximately $11 million to $29 billion.

COMMENT 16. What are the Fund’s Investment Strategies?

We reference the disclosure that the Fund “may also invest in and/or gain exposure to financial indices.” Please clarify what is meant by “financial indices”.

RESPONSE: In response to the Staff’s comment, the Registrant has reviewed its intended investment strategies and has confirmed that the use of, or exposure to, financial indices will not be a principal investment strategy of the Fund. Accordingly, the Registrant will revise the referenced disclosure as follows (deleted disclosure is stricken):

“The Fund may also invest in and/or gain exposure to ~~financial indices,~~ securities of other investment companies including exchange-traded funds (ETFs), real estate investment trusts (REITs), and money market funds including funds advised by the Adviser or its affiliates.”

COMMENT 17. What are the Fund’s Investment Strategies?

In the Item 9 disclosure under “What are the Fund’s Investment Strategies?,” please disclose in general terms how the Adviser will determine when to sell securities. See Item 9(b)(2) of Form N-1A.

RESPONSE:

The Registrant’s adviser or sub-adviser (as applicable, the “Adviser”) analyzes companies to determine their potential for long-term capital appreciation and for the potential to contribute to positive societal impact aligned to the SDG Goals. The Adviser typically will sell a security when its analysis indicates that a company is fully valued and it has either met its SDG Goals or the Adviser does not believe that its SDG Goals will be met. In response to this comment, the Registrant will revise the referenced disclosure as follows (new disclosure is underlined):

“In making its investment decisions, the Adviser will seek to consider its corporate governance and/or responsible investment policies (“CGRI Guidelines”) with regards to the holding of either individual securities or various categories or classes of securities. The Adviser will typically sell a security either when its analysis indicates that a company is fully valued and it has either met the defined engagement objectives aligned to the UN Sustainable Development Goals or the Adviser does not believe that these objectives will be met, or when there is a material change in a company’s investment thesis that would prompt a sale. The CGRI Guidelines are intended to provide guidance on achieving best practice standards of corporate governance and equity stewardship in order to make informed investment decisions.”

COMMENT 18. What are the Fund’s Principal Investments?

Please confirm that the Fund does not invest in Contingent Convertible Securities (CoCos). If the Fund does invest in CoCos, please confirm that they are not included as “equity” in the Fund’s 80% policy.

RESPONSE: The Registrant confirms that the Fund does not currently intend to invest in CoCos.

COMMENT 19. What are the Fund’s Principal Investments?

Please identify Convertible Securities in the Summary section of the Prospectus.

RESPONSE: The Registrant confirms that Convertible Securities are not a principal investment strategy of the Fund. Accordingly, the Item 9 “Convertible Securities” disclosure will be removed from the Prospectus and moved to the Statement of Additional Information (“SAI”).

COMMENT 20. What are the Fund’s Principal Investments?

Please clarify that only convertible securities that are in the money at the time of purchase will be considered equity securities for the purpose of the Fund’s 80% Names Rule policy.

RESPONSE: As noted above in the response to Comment 19, the Registrant has confirmed that convertible securities are not a principal investment strategy and the referenced disclosure will be removed from the Prospectus and moved to the SAI. In response to the Staff’s comment, the Registrant will add the following disclosure to the “Additional Information” section under “Investment Limitations” in the SAI:

“In applying the Names Rule Policy, the Fund will not consider convertible securities to be equity securities for the purposes of determining whether at least 80% of the Fund’s net assets (plus any borrowings for investment purposes) are invested in equity investments.”

COMMENT 21. What are the Fund’s Principal Investments?

In the description for “Risk of Investing in Derivative Contracts and Hybrid Instruments”, please tailor the risk to the specific derivatives and hybrid instruments that the Fund actually intends to invest in. The Fund’s current disclosure focuses on futures.

RESPONSE: As noted above in its response to Comment 12, the Registrant believes that its risk disclosure under “Risk of Investing in Derivative Contracts and Hybrid Instruments” adequately discloses the risks relating to investing in futures contracts, which are clearly identified elsewhere in the Prospectus as a type of derivative contract. Accordingly, the Registrant respectfully declines to incorporate additional disclosure in response to this comment.

With respect to Hybrid Instruments, as noted above in response to Comment 13, the Registrant has confirmed that the Fund does not intend to invest in hybrid instruments as a principal investment strategy and has thus removed all references to such instruments in its prospectus risk factor disclosure. Disclosure related to Hybrid Instruments will remain in the SAI.

COMMENT 22. What are the Fund’s Principal Investments?

On page 9 of the Prospectus, Hybrid Instruments are disclosed as “Other Investments, Transactions, Techniques” but are considered a principal investment. Since the disclosure relates mostly to derivatives, please combine with Derivative Contracts, as applicable.

RESPONSE: As noted above, in responses to Comment 13 and 21, the Registrant has reviewed the Fund’s intended use of hybrid instruments and confirmed that the Fund does not intend to invest in hybrid instruments as a principal investment strategy. Accordingly, the Registrant will delete this “Hybrid Instruments” security description in its entirety from the Prospectus. As noted above, disclosure related to Hybrid Instruments will remain in the SAI.

COMMENT 23. What Do Shares Cost?

Please clarify, and consider deleting, the following sentence under “What Do Shares Cost?,” as the Fund cannot disclaim responsibility for disclosure contained in its Prospectus or appendices.

“The information contained in Appendix B is based on information provided by these financial intermediaries.”

RESPONSE:

The Registrant respectfully submits that the disclosure in question is, in the Registrant’s view, accurate and not a disclaimer of responsibility. The Registrant, the Fund or the Adviser do not establish or determine financial intermediary-specific policies and procedures. These policies and procedures are solely determined by a financial intermediary and the Registrant makes the financial intermediary’s policy, as provided by the intermediary, available to shareholders within Appendix B.

COMMENT 24. Who Manages the Fund?

Under the section “Advisory Fees,” please revise the following disclosure to clearly state what amounts are voluntarily waived and the amounts of the Fee Limits that the Adviser and its affiliates have agreed to. Are these different amounts/waivers? Please clarify the disclosure here and in the Fee Table, Footnote (3).

“The Adviser may voluntarily waive a portion of its fee or reimburse the Fund for certain operating expenses. The Adviser and its affiliates have also agreed to certain “Fee Limits” as described in the footnote to the “Risk/Return Summary: Fees and Expenses” table found in the “Fund Summary” section of the Prospectus.”

RESPONSE:

The Registrant confirms that the Fee Limits disclosed in this section refer to the fee waiver and/or expense reimbursement arrangements as discussed in Footnote 3. These fee waiver and/or expense reimbursement arrangements, which are entered into by the Adviser and its affiliates on their own initiative, are disclosed in the fee table pursuant to Instruction 3(e) to Item 3 of Form N-1A, because these arrangements cannot be terminated, or the relevant Fee Limits increased, without Board approval, for no less than one year from the date of the Fund’s next effective registration statement.

In addition, as disclosed in the above referenced disclosure, the Adviser may make additional voluntary waivers (separate from the Fee Limit) of a portion of its fee or make additional reimbursements (separate from the Fee Limit) for certain operating expenses. These additional voluntary waivers and/or reimbursements (if any) can be terminated at any time and, as such, they are not reflected in the Fee Table.

The Registrant respectfully notes that Item 10(a) in Form N-1A requires the description of the compensation of each investment adviser of a fund and does not require the disclosure of the fee waivers included in the fee table and as described in the Registrant’s response to Comment 5 above. The fee waivers described in the fee table are attributable to various Fund expenses which may or may not include the investment advisory fee and are the fee waiver and/or expense reimbursements arrangements as described in the “Advisory Fees” section. Therefore, the Registrant respectfully declines to add the requested disclosure. To the extent that the Registrant enters into any fee waiver arrangement in the future that will remain in place for at least one year, such waivers will be referenced as requested.

COMMENT 25. Who Manages the Fund?

Under the section “Advisory Fees,” if the Adviser may voluntarily waive a portion of its fee, those waivers cannot be shown in the fee table.

RESPONSE: In response to the Staff’s comment, the Registrant confirms its understanding that voluntary fee waivers that can be terminated at any time cannot be shown in the fee table. As noted above in Comments 5 and 24, the Adviser and its affiliates have, on their own initiative, entered into fee waiver and/or expense reimbursement arrangements that cannot be terminated or increased, without Board approval, for no less than one year from the effective date of the Fund’s next registration statement. Such waiver/reimbursement arrangements are included in the Fee Table consistent with Instruction 3(e) to Item 3 of Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION

COMMENT 26. Securities in Which the Fund Invests

Under “Asset Segregation,” please clarify what is meant by the statement “if the Fund enters into a credit default swap as the Protection Buyer, then it will set aside cash or readily marketable securities necessary to meet any accrued payment obligations under the swap.” Does this mean the amount of unpaid premiums plus any prepayment/early termination penalty?

RESPONSE: The Registrant confirms the cash or readily marketable securities set aside to meet accrued payment obligations under a swap include out of the money mark to market premiums plus accrued interest owed per the terms of the credit default swap and do not include unpaid premiums, plus any prepayment/early termination penalties.

Accordingly, the Registrant believes that the current disclosure adequately describes the accrued payment obligations under the swaps and respectfully declines to incorporate disclosure related to the comment.

COMMENT 27. Investment Objective (and Policies) and Investment Limitations

Please add the underlined disclosure to the Fund’s Concentration policy:

“The Fund will not make investments that will result in the concentration of its investments in the securities of issuers primarily engaged in the same industry or group of industries. For purposes of this restriction, the term concentration has the meaning set forth in the Investment Company Act of 1940 (“1940 Act”), any rule or order thereunder, or any SEC staff interpretation thereof. Government securities and municipal securities issued by governments or political subdivisions of governments will not be deemed to constitute an industry.”

RESPONSE:

In response to the comment, the Registrant will add the following disclosure to the “Additional Information” section of the SAI, as the Concentration Policy is fundamental and cannot be changed without additional Board and shareholder approvals:

“For purposes of the above limitations, municipal securities are those securities issued by governments or political subdivisions of governments.”

COMMENT 28. Investment Objective (and Policies) and Investment Limitations

Borrowing Money and Issuing Senior Securities: We reference the underlined disclosure that the Fund “may borrow money, directly or indirectly, and issue senior securities to the maximum extent permitted under the 1940 Act, any rule or order thereunder, or any SEC staff interpretation thereof.” Please describe, under the “Additional Information” section of the Fund’s investment limitations disclosure, the relevant borrowing limits under the 1940 Act.

RESPONSE:

In response to the Staff’s comment, the Registrant notes that the Fund’s “Borrowing Money and Issuing Senior Securities” limitation is fundamental and cannot be modified without additional Board and shareholder approval. However, the Registrant will add the following disclosure to the “Additional Information” section:

“In applying the borrowing limitation, in accordance with Section 18(f)(1) of the 1940 Act and current SEC rules and guidance, the Fund is permitted to borrow money, directly or indirectly, provided that immediately after any such borrowing, the Fund has asset coverage of at least 300% for all of the Fund’s borrowings.”

Comment 29: With respect to the Fund’s Concentration Policy, as the Fund will invest in other investment companies, please include disclosure indicating that the Fund will consider the concentration of the investment companies in which the Fund invests when determining compliance with the Fund’s concentration policy.

RESPONSE: In response to the Staff’s comment, the Registrant’s Adviser confirms that it would typically consider (i.e., look through to) the concentration of an investment company in which it invests if that investment company itself is a concentrated portfolio (e.g., a technology fund). If the investment company is not managed as a concentrated fund, then the Registrant’s Adviser would not consider, or look through to, the concentration of that investment company. In response to the Staff’s comment, the Registrant will revise the second paragraph of the “Additional Information” section under the section entitled “Investment Objective (and Policies) and Investment Limitations” as follows (deleted disclosure is stricken and new disclosure is underlined):

“In applying the concentration restriction: (a) utility companies will be divided according to their services (for example, gas, gas transmission, electric and telephone will be considered a separate industry); (b) financial service companies will be classified according to the end users of their services (for example, automobile finance, bank finance and diversified finance will each be considered a separate industry); (c) asset-backed securities will be classified according to the underlying assets securing such securities; ~~and~~ (d) municipal securities shall exclude private activity municipal debt securities, which are principally backed by the assets and revenues of the non-governmental user of the funds generated by securities issuance; and (e) the Fund will typically consider (i.e., look through to) the concentration of an investment company in which it invests only if that investment company is itself a concentrated portfolio.”

COMMENT 30. Who Manages and Provides Services to the Fund?

Please identify who acts as Chairman of the Board.

RESPONSE:

The Registrant confirms that it currently discloses in the biography of John S. Walsh that he acts as Chair of the Board.

Part C: Other Information

COMMENT 31. Item 28 (i) Conformed copy of Opinion and Consent of Counsel as to legality of shares being registered

Since the Fund is a new portfolio, please file an updated Opinion and Consent of Counsel.

RESPONSE: The Registrant will provide an updated Opinion and Consent of Counsel as requested.

COMMENT 32. Signatures

Please delete the word ‘initial’ from the Signature Page as noted below:

“Pursuant to the requirements of the Securities Act of 1933, this ~~Initial~~ Registration Statement has been signed below by the following person in the capacity and on the date indicated”.

RESPONSE:

The Registrant will respond as requested.

Supplemental Information

Following the filing of the Fund’s Prospectus and SAI pursuant to Rule 485(a) on August 17, 2018, the Registrant determined that the Fund’s adviser will delegate to the Fund’s sub-adviser the authority to vote proxies on the securities held in the Fund’s portfolio. Accordingly, the Registrant will include updated disclosure in the SAI under “Proxy Voting Policies and Procedures” to reflect the sub-adviser’s proxy voting responsibilities. This updated disclosure is included with this correspondence as Appendix A.

In addition, the Fund will revise disclosure regarding the description of the ownership structure of Hermes Investment Management Limited to reflect a transaction that closed in July 2018 in which Federated acquired a majority interest in the sub-adviser. Accordingly, the following disclosure will be added:

“Federated holds a majority sixty percent interest in the sub-adviser and, upon the exercise in the future of certain put/call rights under a Put/Call Option Deed between Federated and another shareholder of the sub-adviser, Federated anticipates holding an 89.5% interest in the sub-adviser in the future.”

If you have any questions on the enclosed material, please contact me at (724) 720-8832.

Very truly yours,

/s/ Christina Eifler

Christina Eifler

Senior Paralegal

Enclosures

APPENDIX A

PROXY VOTING POLICIES AND PROCEDURES

The Board has delegated to the Advisor, and the Advisor has in turn delegated to Hermes Investment Management (the “Sub-Advisor”), the authority to vote proxies on the securities held in the Fund’s portfolio. The Sub-Advisor has established a Governance Committee (“Governance Committee”) to oversee all engagement and proxy voting activities related to the Fund.

Overview

The Sub-Advisor’s Corporate Governance and Responsible Investment Guidelines (any corporate governance and/or responsible investment policies adopted by The Sub-Advisor from time to time) inform its investment beliefs and provide a framework for engagement with investee companies and the exercising of voting rights.

The Sub-Advisor expects investee companies at a minimum to observe accepted corporate governance standards in their local markets or explain why not doing so is in the best interests of shareholders. The Sub-Advisor views engagement as a critical activity because it provides the Sub-Advisor with an opportunity to improve its understanding of the investee company and its governance structures. This understanding is a significant input for voting decisions.

Procedures

The Fund has hired the Sub-Advisor to manage its assets and to execute the stewardship program, which includes company engagement and voting. The Sub-Advisor will use its dedicated stewardship team, Hermes Equity Ownership Services (“HEOS”) to assist the client with engagement with investee companies and provide voting recommendations, informed by company disclosure, engagement with the company, and research from external research providers, including Institutional Shareholder Services (“ISS”).

While HEOS’ voting recommendation will inform the Sub-Advisor’s assessment, the Sub-Advisor will make a final judgement, with a view to its fiduciary obligations to its clients and the Fund’s stated investment objectives.

The Sub-Advisor retains ISS for its administrative voting infrastructure. Besides providing an electronic voting platform, ISS’s service includes ballot collection, reconciliation, and proxy voting bookkeeping.

Conflicts of Interest

The Sub-Advisor seeks always to act in the client’s best interests, and takes all reasonable steps to identify conflicts of interest and maintain and operate arrangements to minimise the possibility of such conflicts giving rise to a material risk of damage to the interests of clients. In fulfilling its commitment to being good stewards of those companies in which client assets are invested through engagement and voting, the Sub-Advisor may encounter potential conflicts of interest. The Sub-Advisor has adopted a Stewardship Conflicts of Interest Policy designed to ensure that such conflicts are identified and managed fairly, and that proxies are voted in a manner that prioritises the long-term value of the companies concerned rather than the interests of the Sub-Advisor, HEOS or any affiliates. This policy is disclosed on the Sub-Advisor’s website and is outlined in the Sub-Advisor’s Global Stewardship Code Statement.

When any Sub-Advisor or HEOS staff member recognises a potential conflict of interest, he or she must raise it with their line manager. Among other conflicts, our policies require that staff members identify conflicts of interest arising from engagements with companies in which (i) the Sub-Advisor, HEOS or its affiliates have a material interest; (ii) individuals, including portfolio managers or HEOS engagers, have personal investments or some material personal relationship with a relevant individual; and (iii) the Sub-Advisor’s third party fund management or stewardship service clients or prospective clients have a material interest. Where a staff member has a personal connection with a company, he or she is required to make this known and is not involved in any relevant engagement activities or voting recommendations.

A register of instances of conflicts as they arise is maintained by the Sub-Advisor. In those circumstances where a conflict exists or there is a difference opinion between different Sub-Advisor staff members, the vote recommendation will be escalated to the Governance Committee for decision. Where the Governance Committee is unable to agree, then the CEO of the Sub-Advisor will adjudicate. All such instances will be reported to an independent sub-committee of the Sub-Advisor’s Board.

Securities Lending

The Sub-Advisor does not engage in securities lending.

Record Keeping

The Sub-Advisor maintains the following records with respect to proxy voting:

  A copy of proxy voting policies and procedures;
  A copy of all proxy statements received (the Sub-Advisor may rely on a third party to satisfy this requirement);
  A record of each vote cast by the Fund (the Sub-Advisor may rely on a third party to satisfy this requirement);
  A copy of any document prepared by the Sub-Advisor that was material to making a voting decision or that memorializes the basis for that decision – for example insights gleaned from engagement

Proxy Voting Report

A report on “Form N-PX” of how the Fund voted any proxies during the most recent 12-month period ended June 30 is available via the Proxy Voting Record (Form N-PX) link associated with the Fund and share class name at www.FederatedInvestors.com/FundInformation. Form N-PX filings are also available at the SEC’s web site at www.sec.gov.

Proxy Voting Policies

Under these policies, the Sub-Advisor’s general policy is to cast proxy votes in favour of management proposals and shareholder proposals that we anticipate will enhance the long-term value of the securities being voted.

This approach to voting proxy proposals will be referred to hereafter as the “General Policy”.

The following examples illustrate how this General Policy may apply to management proposals and shareholder proposals submitted for approval or ratification by holders of the company’s voting securities.

The Fund seeks to vote consistently on different issues in accordance with the stated policies and guidelines. However, recognising the limitations of any policy to anticipate all potential scenarios, the Fund uses discretion when voting, taking account the specific circumstances described in the proxy statement and other company disclosure. For the Fund, all proxy voting decisions are informed by the Sub-Advisor’s ongoing engagement with the management and directors of the company concerned, These engagements provide important context and alongside a judgement as to the company’s direction of travel towards best practice (as communicated by the Sub-Advisor’s General Policy) will influence the final voting decision of the Fund.

The Fund endeavours to inform companies where it has voted against management recommendations and invites further engagement.

While the examples in this document illustrate its general approach to voting on proposals at US companies, voting guidelines and decisions differ in other markets, as appropriate to the local context. The Sub-Advisor publishes regional Corporate Governance Principles, which guide its engagement and voting recommendations in different markets, on its website: www.hermes-investment.com. Further, based on the specific context in which proxy voting decisions are being made, the Sub-Advisor may vote contrary to the voting guidelines should it judge that it is in the best long term interests of the value of the securities to do so.

Voting guidelines

board composition, effectiveness and shareholder engagement

1.	Access to board directors: From time to time, the Fund will request meetings with company chairs, lead independent directors and other board directors. We will consider any denied requests for access when making individual voting decisions.

2.	Proxy access: The Fund will generally vote in favour of proposals to grant shareholders proxy access rights, with the expectation that shareholders owning 3% of the outstanding shares for at least three years should be able to nominate up to 25% of the board, as originally proposed by the SEC.

3.	Election of non-independent directors: We may vote against the election of a non-independent director if:
•	Independent directors comprise less than 50% of the board
•	The non-independent director serves on the audit, compensation, or nominating committee

4.	Director election: We will generally vote in favour of directors’ election or re-election, unless there are concerns relating to:
•	Independence: If the election of a director would cause the board or a committee of which he or she is a member to fall below required levels of independence, we may vote against that director. We consider that a director with any material relationship with a company, other than a board seat, may not be independent. An independent director
i.	Will have no direct material relationship with the company, other directors or its executives, which includes interlocking board memberships, including those of not-for-profits
ii.	Will not be a representative of a significant shareholder; and
iii.	Will not have sat on the board for such a long time, particularly with other directors, as to compromise his or her independence of mind and ability to hold management to account on behalf of shareholders.
•	Director tenure: We do not have strict rules for mandatory retirement age nor maximum tenure and believe that detailed knowledge and experience of a company can be helpful. However, where we see ostensibly overlong tenure and, in particular, where we see groups of long and concurrently-serving directors, and no obvious program to refresh the board with suitably qualified directors, we may vote against some directors, including the chair of the nomination and governance committee.
•	Director commitment: We will consider voting against a director who appears over-committed to other duties, with the guideline that a candidate may be overcommitted if he or she has more than 5 directorships of public companies.
•	Serious governance or other failures: Where a director has oversight of or involvement in serious governance or other failures, including relating to bribery and corruption, we may vote against their re-election.

5.	Board committees: Separate committees should exist for compensation, audit, and nominations and/or governance. For smaller companies, the independent directors may perform these duties. We will generally vote against the election of individual directors whose presence, if elected, would cause any of the committees to fail to comply with independence requirements. We may also vote against the chair of the nomination and/or governance committee for serious concerns about committee membership, or if no committees exist and we are not satisfied that it is appropriate for the independent directors to perform the role of the committees.

6.	Committee member responsibility for audit, compensation, nomination and governance matters: If a governance, audit, nomination or compensation-related issue does not receive our support, we may vote against the chair and, on occasion, members of the relevant committee. If committee members are not standing for election, we may vote against other directors standing for election, excluding the CEO.

7.	Succession planning: We may vote against the chair of the nomination and/or governance committee if we believe there is a lack of sufficient board refreshment or succession planning, or if we have voted against other proposals (e.g. against compensation awards that offer retention payments, in place of adequate succession planning).

8.	Combined chair/ CEO: We will generally support shareholder proposals to establish a separate, independent chair and CEO.

9.	Board diversity: We will generally vote against the election of the chair of the nomination and/or governance committee if women comprise fewer than 2 members or less than 20% of the board, whichever is greater, at S&P 200 companies. We may use our discretion at smaller companies, taking account of our understanding of their circumstances.

10.	Board attendance: We will consider voting against a director who has missed more than 25% of board meetings without a satisfactory explanation being disclosed to shareholders.

11.	Votes against alternative directors and CEOs: If relevant directors are not submitted for re-election, we may vote against other directors or items. Apart from exceptional circumstances, we will not vote against the CEO.

Compensation

12.	Pay for performance evaluation: We will generally vote against the ‘say-on-pay’ proposal where:
•	CEO pay exceeds the 75th percentile of peer group CEO pay; or
•	A majority of the company’s selected peer group is substantially larger.

13.	Compensation profile: We will generally vote against the ‘say-on-pay’ proposal where CEO pay awards exceed 3.5 times named executive officer (NEO) pay, or where CEO pay is targeted above the median of peers.

14.	Compensation committee controls: We will generally vote against the ‘say-on-pay’ proposal in the following circumstances:
•	Downward discretion has not been used if there have been poor results, including on environmental, social and governance matters
•	No inclusion of ‘clawback’ provisions
•	No robust anti-hedging or anti-pledging policy
•	For severance or change-in-control arrangements, the cash severance multiple is above three times, or executives receive a payment even if they remain employed

15.	CEO perquisites: We will generally vote against the ‘say-on-pay’ proposal where CEO perquisites exceed $500,000, unless for a high-profile or sensitive company that needs greater security (e.g. life sciences, defence).

16.	Incentive targets: We will generally vote against short or long-term incentive schemes which feature targets set at above-median levels against the company’s peer group.

17.	Long-term incentive plan: We will generally vote against a long-term incentive plan (LTIP) with any of the following features:
•	Company issues options only, with no performance or time-based shares.
•	If options or performance shares vest in less than 36 months. Restricted shares but not options may vest within 36 months.

18.	Minimum shareholding requirements: We will generally vote against the ‘say-on-pay’ proposal where the minimum shareholding requirement is not sufficiently large.

19.	Persistent lack of support for compensation proposals: If we do not support a company’s ‘say-on-pay’ proposal, we may withdrawing support for the compensation committee chair and/or members in a subsequent year if our concerns are not addressed or the company does not appear to be responding to our engagement.

20.	Sub-Advisory vote on compensation frequency: We will support proposals to hold an annual Sub-Advisory vote on compensation. Where the board implements an Sub-Advisory vote less frequently than approved by the shareholder vote (for example, every two years when every year was voted for), we will vote against the chair of the compensation committee or, if not possible, the chair of the governance committee.

Audit
21.	Votes to ratify the reappointment of the auditors: We will generally vote against these resolutions – and may vote against the chair or members of the audit committee – if any of the following concerns apply:
•	There is reason to believe that the independent auditor has rendered an opinion that is neither accurate nor indicative of the company’s financial position
•	Poor accounting practices are identified that rise to a serious level of concern, such as fraud or misapplication of GAAP
•	There has been a serious failure of internal controls

shareholder rights and capital protection

22.	Limitation of shareholder rights: We will generally vote against any limitation on shareholder rights or the transfer of authority from shareholders to directors and only support proposals which, in our view, enhance shareholder rights or maximise long-term shareholder value.

23.	Shareholder ability to call special meetings: We will generally vote in favour of proposals to reduce the minimum share ownership threshold, with 10% as our preferred level.

24.	Shareholder ability to act by written consent: We will generally vote against proposals to grant this right, as we believe it is less transparent and equitable for shareholders.

25.	Outstanding stock issuance: We will generally vote for proposals to increase the number of outstanding common or preferred shares where we support the transaction it is intended to support. We will generally vote against proposals:
•	At companies with more than one class of common or preferred stock to increase the number of outstanding shares of the class of common or preferred stock that has superior voting rights.
•	To increase the number of outstanding common shares if a vote for a reverse stock split on the same ballot is warranted, despite the fact that the outstanding shares would not be reduced proportionally.

We will vote on a case-by-case basis on all other proposals to increase the number of shares of common or preferred stock outstanding, taking into account factors such as past company performance and the dilutive impact of the request.

26.	Multi-class share structure: We will generally vote against proposals to create a new class of common stock unless the company discloses a compelling rationale (e.g. the auditor concludes there is substantial doubt about the company's ability to continue as a going concern, or the new class of shares will be transitory), it is intended for financing purposes with minimal or no dilution to current shareholders, or it is not designed to preserve or increase the voting power of an insider or significant shareholder.

27.	Differential voting rights: We will generally vote against the issuance of stock with differential voting rights if the issuance of such stock would adversely affect the voting rights of existing shareholders.

28.	Anti-takeover proposals: We will generally vote against anti-takeover proposals or other ‘poison pill’ arrangements including share authorities that can be used in such a manner.

29.	Virtual meetings: We will vote against any proposals that allow the use of virtual-only meetings.

30.	Majority voting: We will generally vote in favour of management or shareholder proposals to adopt a majority of votes cast standard for directors in uncontested elections.

31.	Shareholder proposals: We will vote on a case-by-case basis on shareholder proposals. We may vote against individual directors, including the lead independent director and nomination and/or governance committee chair, if the board failed to appropriately respond to a shareholder proposal. We may vote against the chair of the relevant committee if a company files a competing proposal to a shareholder proposal.

32.	Proposals relating to social, ethical and environmental matters: We will vote on a case-by-case basis on management or shareholder proposals relating to social, ethical or environmental matters where we judge that the company could improve disclosure, governance or action on these topics, based on factors including the materiality of the risks or opportunities, current actions taken by the company, and the specific details of the proposal.

33.	Political and charitable activity and donations: Where we judge the disclosure on the governance of these activities to be lacking, we are likely to support shareholder proposals relating to them.

Mergers and acquisitions

34.	Commercial transactions: We will vote on commercial transactions on a case-by-case basis, taking into account factors including governance, strategic fit, conflicts of interest and key risks.